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                                                                   EXHIBIT 3.2

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                          VALERA PHARMACEUTICALS, INC.

            Valera Pharmaceuticals, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify:

      FIRST: That the Board of Directors of the Corporation (the "Board") duly adopted resolutions declaring advisable the amendment of the Certificate of Incorporation of the Corporation to effect a reverse stock split (the "Reverse Split") of the Corporation's outstanding common stock, par value $0.001 per share (the "Common Stock"). The resolutions setting forth the proposed amendment are as follows:

            RESOLVED, that upon the filing of this Certificate of Amendment to the Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware (the "Effective Time"), without any other action on the part of the Corporation or any other person, (a) every six
      (6) shares of Common Stock then issued and outstanding immediately prior to the Effective Time shall be automatically converted into one (1) share of Common Stock, and (b) every six (6) shares of Common Stock issuable upon the exercise of any warrants, options or other purchase rights then outstanding shall be automatically converted into one (1) share of Common Stock; and

            RESOLVED FURTHER, that no fractional shares of capital stock shall be issued upon the conversion of shares pursuant to the preceding resolution, and (i) if the conversion of shares pursuant to the preceding resolution would otherwise result in any holder of Common Stock holding any fractional shares of Common Stock, the Corporation shall pay to such holder, in cash, the fair value of such fractional shares as of the Effective Time (as determined in the reasonable discretion of the Pricing Committee of the Board), and the holder shall not receive any other consideration for such fractional shares and (ii) if the conversion of shares pursuant to the preceding paragraph would otherwise result in any holder of warrants, options or other purchase rights being entitled to receive any fractional shares of Common Stock upon the exercise thereof, the shares of Common Stock issuable upon exercise thereof shall be rounded to the nearest whole share; and

            RESOLVED FURTHER, that as of the Effective Time, (i) new stock certificates (the "New Certificates") representing shares of capital stock shall be issued by the Corporation in exchange for the surrender of stock certificates (the "Old Certificates") representing outstanding shares of capital stock immediately

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      prior to the Effective Time, and (ii) the Old Certificates shall be deemed canceled, shall not be recognized as evidencing outstanding capital stock, and shall represent only the right of the holders thereof to receive New Certificates; and

            RESOLVED FURTHER, that the foregoing resolutions be submitted to the stockholders of the Corporation for approval in accordance with 8 Del. C.
      Section 242.

      SECOND: That the stockholders of the Corporation approved the aforesaid amendment by written consent in accordance with the provisions of Section 228 of the DGCL.

      THIRD: That the foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

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      IN WITNESS WHEREOF, the undersigned has caused this Certificate of
Amendment to be signed by of the Corporation on _____________, 2006.

                               VALERA PHARMACEUTICALS, INC.

                               By: _______________________________

                                   Name: David S. Tierney, M.D.
                                   Title: President and Chief Executive Officer


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